Mega Matrix Inc.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

August 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: LuLu Cheng

Re:	Mega Matrix Inc.

Registration Statement on Form F-4 (File No. 333-271349)

Request for Acceleration

Requested Date: August 9, 2024

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form F-4, as amended, (File No. 333-271349) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on August 9, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel John Yung of Lewis Brisbois Bisgaard & Smith LLP at (916) 646-8288.

Very Truly Yours,
Mega Matrix Inc.

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title:	Chief Executive Officer